UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 001-36782

001-37896

Baxalta Incorporated

(Exact name of registrant as specified in its charter)

1200 Lakeside Drive, Bannockburn, Illinois

(224) 940-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shire plc

(Exact name of registrant as specified in its charter)

Block 2, Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2, Republic of Ireland

+353 1 609 6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.875% Senior Notes due 2020; 3.600% Senior Notes due 2022; 4.000% Senior Notes due 2025;

and 5.250% Senior Notes due 2045 of Baxalta Incorporated

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

1.875% Senior Notes due 2020: 53

3.600% Senior Notes due 2022: 40

4.000% Senior Notes due 2025: 47

5.250% Senior Notes due 2045 : 39

Pursuant to the requirements of the Securities Exchange Act of 1934, Baxalta Incorporated and Shire plc have each caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.

Date: February 7, 2019	Baxalta Incorporated

	By:	/s/ John F. Miller
	Name:	John F. Miller
	Title:	President

Date: February 7, 2019	Shire plc

	By:	/s/ Amitabh Singh
	Name:	Amitabh Singh
	Title:	Director